February 26, 2008

Mr. William Garner, MD
Chief Executive Officer and President
Urigen Pharmaceuticals, Inc.
875 Mahler Road, Suite 235
Burlingame, CA 94010

Re: Urigen Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2007
Filed October 5, 2007
Form 10-Q for the Quarterly Period Ended December 31, 2007
Filed February 11, 2008
File No. 000-22987

Dear Mr. Garner:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – June 30, 2007

Report of Independent Registered Public Accounting Firm, page 66

1. Please revise the report to include the city and state where the reports were issued. Refer to Rule 2-02(1)(3) of Regulation S-X.

Form 10-Q – December 31, 2007

Notes to the Unaudited Condensed Consolidated Financial Statements

3. Intangible Assets and Related Agreement commitments/Contingencies, page 10

2. Please disclose the duration of the Mattern license and the aggregate amount of potential future milestone payments under the agreement. In addition, please explain to us why you deemed it reasonable not to amortize the patent and intellectual property rights acquired until they are "placed in service," since these rights presumably have a finite life. Please refer to paragraph 12 of SFAS 142 amortization over the useful life.

6. Series B Convertible Preferred Stock, page 13

3. Please disclose the current conversion price of your Series B convertible preferred stock and clarify what events will cause changes to this conversion price.

4. Please provide us your consideration of the accounting under the guidance of EITF 00-19 as it relates to your apparent requirement to maintain an effective registration statement related to the shares that underlie the warrants.

5. Please provide to us your basis for reclassifying $900,000 of the beneficial conversion feature associated with these notes directly to additional paid in capital as a result of the registration of the shares. Include any references to the specific paragraphs within the applicable authoritative literature that support this treatment.

Item 4. Controls and Procedures, page 20

6. We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective "except as noted below." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant